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                                 EXHIBIT 99

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. InterCounty Bancshares, Inc. ("InterCounty") desires to take advantage of the "safe harbor" provisions of the Act. Certain information, particularly information regarding future economic performance and finances and plans and objectives of management, contained or incorporated by reference in InterCounty's Report on Form 10-Q for the quarter ended March 31, 1997, is forward-looking. Forward-looking statements are subject to risks and uncertainties affecting the financial institutions industry, including, but not limited to, the following:

Interest Rate Risk

InterCounty's operating results are dependent to a significant degree on its net interest income, which is the difference between interest income from loans, investments and other interest-earning assets and interest expense on deposits, borrowings and other interest-bearing liabilities. The interest income and interest expense of InterCounty change as the interest rates on interest-earning assets and interest-bearing liabilities change. Interest rates may change because of general economic conditions, the policies of various regulatory authorities and other factors beyond InterCounty's control. In a rising interest rate environment, loans tend to prepay slowly and new loans at higher rates increase slowly, while interest paid on deposits increases rapidly because the terms to maturity of deposits tend to be shorter than the terms to maturity or prepayment of loans. Such differences in the adjustment of interest rates on assets and liabilities may negatively affect InterCounty's income.

Possible Inadequacy of the Allowance for Loan Losses

InterCounty maintains an allowance for loan losses based upon a number of relevant factors, including, but not limited to, trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending area, past loss experience, possible losses arising from specific problem loans and changes in the composition of the loan portfolio. While the Board of Directors of InterCounty believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in material adjustments, and net earnings could be significantly adversely affected if circumstances differ substantially from the assumptions used in making the final determination.

Loans not secured by one- to four-family residential real estate are generally considered to involve greater risk of loss than loans secured by one- to four-family residential real estate due, in part, to the effects of general economic conditions. The repayment of commercial loans and multifamily residential and nonresidential real estate loans generally depends upon the cash flow from the operation of the business or property, which may be negatively affected by national and local economic conditions. Construction loans may also be negatively affected by such economic conditions, particularly loans made to developers who do not have a buyer for a property before the loan is made. The risk of default on consumer loans increases during periods of recession, high unemployment and other adverse economic

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conditions.  When consumers have trouble paying their bills, they are more likely to pay mortgage loans than consumer loans. In addition, the collateral securing such loans, if any, may decrease in value more rapidly than the outstanding balance of the loan.

Competition

The National Bank and Trust Company (the "Bank") competes for deposits with other commercial banks, savings associations and credit unions and issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office location. In making loans, the Bank competes with other commercial banks, savings and loan associations, savings banks, consumer finance companies, credit unions, leasing companies, mortgage companies and other lenders. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable. The size of financial institutions competing with the Bank is likely to increase as a result of changes in statutes and regulations eliminating various restrictions on interstate and inter-industry branching and acquisitions.
Such increased competition may have an adverse effect upon the Bank.

Legislation and Regulation That May Adversely Affect InterCounty's Earnings

The Bank is subject to regulation, examination and oversight by the Office of the Comptroller of the Currency (the "OCC"), special examination by the Board of Governors of the Federal Reserve System (the "FRB") and some regulation, oversight and special examination by the Federal Deposit Insurance Corporation (the "FDIC"). As a bank holding company, InterCounty is also subject to regulation and examination by the FRB. Such supervision and regulation of the Bank and InterCounty are intended primarily for the protection of depositors and not for the maximization of shareholder value and may affect the ability of the company to engage in various business activities. The assessments, filing fees and other costs associated with reports, examinations and other regulatory matters are significant and may have an adverse effect on InterCounty's net earnings.

The FDIC is authorized to establish separate annual assessment rates for deposit insurance of members of the Bank Insurance fund (the "BIF") and the Savings Association Insurance Fund (the "SAIF"). The FDIC has established a risk-based assessment system for both SAIF and BIF members. Under such system, assessments may vary depending on the risk the institution poses to its deposit insurance fund. Such risk level is determined by reference to the institution's capital level and the FDIC's level of supervisory concern about the institution.

Because the reserves of the BIF exceeded the statutorily set minimum, assessments for healthy BIF institutions were significantly decreased in the last half of 1995 and were reduced to $2,000 per year for well-capitalized, well-managed banks, like the Bank, in 1996. Assessments paid by healthy institutions on deposits in the SAIF exceeded that paid by healthy banks by approximately $.23 per $100 in deposits in 1996.

Federal legislation that was effective September 30, 1996, provided for the recapitalization of the SAIF by means of a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Certain banks were required to pay the special assessment on only 80% of SAIF deposits held at that date. That legislation also required that BIF members begin to share the cost of prior thrift failures. As a result of the recapitalization of the SAIF and this cost sharing between BIF and SAIF members, FDIC assessments for healthy institutions during 1997 have been set at $.013 per $100 in BIF deposits and $.064 per $100 in SAIF deposits. The recapitalization plan also provides for the merger of the BIF and the SAIF effective January 1, 1999, assuming there

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are no savings associations under federal law.  Under separate proposed legislation, Congress is considering the elimination of the federal thrift charter. InterCounty cannot predict the impact of such legislation on InterCounty or the Bank until the legislation is enacted.